Certificate of Qualified Person

I, Charles Johannes Muller, Pr. Sci. Nat residing at Roodepoort, South Africa hereby certify:

1.	I am a senior mineral resource consultant with the firm of CJM Consulting of Ruimsig Office Estate, 199 Hole-in-one Road, Ruimsig, Roodepoort, South Africa.

2.	I am a practising mineral resource consultant and a registered professional scientist with the South African Council for Natural Scientific professions, Pr. Sci. Nat. Reg. No. 400201/04.

3.

This certificate applies to the technical report titled “Mineral Resource Update on the Waterberg Project Located in the Bushveld Igneous Complex, South Africa” dated effective April 29, 2016 (the “Report”)

4.

I graduated with a B.Sc. (Geology) degree from the Rand Afrikaans University - Johannesburg in 1988. In addition I have obtained a B.Sc. Hons (Geology) from Rand Afrikaans University in 1994 and attended courses in geostatistics through the University of the Witwatersrand. I have worked as a mineral resource geologist for 22 years since my graduation from university.

5.

I have read the definition of Qualified Person set out in National Instrument 43-101 (the “Instrument”) and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfil the requirements to be a Qualified Person for the purposes of the Instrument.

6.

I have had prior involvement with the Waterberg Project that is subject to this Report. I authored the technical report titled “An Independent Technical Report on the Waterberg Project Located in the Bushveld Igneous Complex, South Africa” dated effective July 20, 2015.

7.	I have visited the Waterberg Project for personal inspection during September, 2015.

8.	I am the author of this Report and am responsible for all sections of this Report.

9.	I am not aware of any material fact or material change with respect to the subject matter of the Report, which is not reflected in the Report, the omission of which would make the Report misleading.

10.	I am independent of Platinum Group Metals Ltd. pursuant to section 1.5 of the Instrument.

11.	I have read the Instrument and Form 43-101F1 (the “Form”) and confirm that the Report has been prepared in compliance with the Instrument and the Form.

12.

I do not have nor do I expect to receive a direct or indirect interest in the mineral properties of Platinum Group Metals Ltd. and I do not beneficially own, directly or indirectly, any securities of Platinum Group Metals Ltd. or any associate or affiliate of such company.

13.

At the effective date of the Report, to the best of my knowledge, information and belief, the Report contains all scientific and technical information that is required to be disclosed to make the Report not misleading.

Dated at Roodepoort, South Africa, on April 29, 2016.

_____________________________________
Charles J Muller, Pr. Sci. Nat.
Director – Mineral Resources
CJM Consulting (Pty) Ltd